January 27, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attn: Kathleen Collins
Chen Chen

Re: Brunswick Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 22, 2022
File No. 001-01043

Dear Ms. Collins:

Brunswick Corporation (the “Company”) has received the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in the Staff’s comment letter dated January 25, 2023 (the “Comment Letter”). The Comment Letter requests that the Company respond to the comments within ten business days, or tell the Staff when the Company will provide its response. As discussed with the Staff, we are writing to confirm that the Company intends to respond to the Comment Letter on or before March 9, 2023.

We appreciate the Staff’s cooperation in this matter.

Sincerely,
/s/ Ryan M. Gwillim

Ryan M. Gwillim, Executive Vice President and Chief Financial Officer

cc: Sonia Barros, Sidley Austin LLP